SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-36349

MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Results of Extraordinary General Meeting of Shareholders

On February 19, 2026, MediWound Ltd. (“we,” “us” or the “Company”) held extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, our shareholders voted on the proposal described below, which was set forth in greater detail in the Company’s Notice and Proxy Statement for the Meeting, attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on January 15, 2026, which description is incorporated herein by reference.

As of January 16, 2026 record date for the Meeting, there were 12,815,094 ordinary shares outstanding and entitled to vote. At the Meeting, shareholders holding 3,844,528 ordinary shares, representing approximately 30% of the Company’s outstanding ordinary shares as of the record date, were present in person or by proxy, constituting a quorum in accordance with the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the “Companies Law”).

The proposal presented at the Meeting was approved by the requisite majority under the Companies Law, with the majority determined after excluding abstentions, as required under the Companies Law. The final voting results were as follows:

(1)	Approval of an increase by 300,000 in the number of ordinary shares reserved for issuance under the Company’s 2024 Share Incentive Plan

Votes in Favor	Votes Against	Abstentions
3,490,863 (90.9%)	350,902 (9.1%)	2,763

Incorporation by Reference

The contents of this Form 6-K (including the information contained in Exhibits 99.1 and 99.2) are hereby incorporated by reference into the Company’s Registration Statements on (i) Form S-8, filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020, May 15, 2021 August 9, 2022, August 15, 2023, and March 19, 2025 (Registration Nos. 333-195517, 333-210375, 333-223767, 333-230487, 333-236635, 333-255784, 333-266697, 333-273997, and 333-285897, respectively), and (ii) Form F-3, filed with the SEC on August 29, 2024 and March 19, 2025 (Registration Nos. 333-281843 and 333-285908, respectively).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2026	MEDIWOUND LTD. By: /s/ Hani Luxenburg Name: Hani Luxenburg Title: Chief Financial Officer